UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 PROMULGATED THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION

OF THE BOARD OF DIRECTORS

CELTRON INTERNATIONAL, INC.

(Name of Registrant as Specified in its Charter)

December 19, 2005

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement is furnished to holders of shares of common stock, par value $.0001 per share (the “Common Stock”), of Celtron International, Inc. (the “Company,” “we” or “us”).  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.  Section 14(f) of the Exchange Act requires the mailing of this Information Statement to the shareholders of the Company not less than ten days prior to a contemplated change in a majority of the Company’s directors, otherwise than pursuant to a meeting of the Company’s shareholders.  This Information Statement is being furnished on or about December 20, 2005, to all of the holders of record of Company common stock as of the close of business on November 30, 2005 (the “Record Date”).

THE ACCOMPANYING INFORMATION STATEMENT IS BEING MAILED TO SHAREHOLDERS ON OR AROUND DECEMBER 20, 2005.  NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.   WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

 INTRODUCTION

We are sending you this Information Statement to inform you of a contemplated change in a majority of the Company’s directors, otherwise than pursuant to a meeting of the Company’s shareholders.  The change in the board of directors will become effective not less than 10 calendar days after the mailing of this Information Statement.

Expenses in connection with the distribution of this Information Statement, which are anticipated to be less than $2,500, will be paid by us.

OUTSTANDING SHARES AND VOTING RIGHTS

The Board of Directors of the Company has fixed the close of business on November 30, 2005, as the record date for the determination of those holders of Common Stock of the Company entitled to receive notice of the change of board of directors.  At the close of business on the record date, there were 32,226,572 shares of Common Stock issued, outstanding and entitled to vote.  There is only one class of stock authorized, and that is the Common Stock.  Each share of Common Stock is entitled to one vote.  However, no vote or any other action of shareholders is required in connection with this Information Statement or the action contemplated thereby.

INFORMATION REGARDING THE CHANGE IN COMPOSITION OF THE BOARD OF DIRECTORS

The Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”) dated December 9, 2005 with Satellite Security Systems, Inc., a California Corporation (“S3”) and other parties.  The Merger Agreement contemplates that the Company will acquire S3 through a reverse triangular merger (the “Merger”) of Merger Sub, a wholly owned subsidiary of the Company formed for the purpose of the merger, with and into S3, with S3 as the surviving corporation.  If the Merger is completed, the shareholders of S3 will receive approximately 65.1 million shares of or Common Stock in exchange for their common stock in S3, representing approximately 6% of the outstanding Common Stock of the Company, and S3 will become a wholly owned subsidiary of the Company.

As required by the Merger Agreement, each of the existing directors and executive officers of the Company has resigned effective as of the effective date of the Merger, and the Board of Directors of the Company has appointed the following persons as directors and executive officers:

Name	Age	Position
Kenneth Dixon	55	Chief Executive Officer, Director
John Phillips	35	President and Director
Randall A. Smith	50	Chief Financial Officer
Stephen Hallock	23	Director

Kenneth Dixon.  Mr. Dixon has been a director of S3 since July 2005 and has served as the Chairman of the Board and Chief Executive Officer of S3 since October 2005.  Mr. Dixon is a co-founder of Automated Resource Logistics (“ARL”) in San Diego, California and has been President of that company since 2003.  At ARL, se helped design and implement the first IEEE 802.15.4 Indoor Location System (ILS).  From 1999 to 2003, Mr. Dixon served as President of e-SIM, Ltd. a Nasdaq-listed company headquartered in Israel engaged primarily in the development of software tools for the telecommunications industry.  From 1996 to 1999, Mr. Dixon was Senior Vice President of Sales and Marketing for Aonix, a Southern California-based software development tool corporation.  Mr Dixon spent 14 years in the USMC where he earning his Flight Wings, a MSEE at the Naval Postgraduate School.  He has B.S. in Physics from Auburn University.

John Phillips.  Mr. Phillips has been a director and the President and the Chief Technical Officer of S3 since he co-founded the company in 2000.  He also served as Chief Executive Officer from 2000 to October 2005.  Mr. Phillips has also been the principal system architect and engineer bringing S3’s primary technology, GlobalGuard,TM to market.  From 1998 to 2002, Mr. Phillips served as a director and officer of Corporate Advisors, LLC, a privately held company that provides financial and business management services to high-profile entertainment figures.  Prior to his involvement in Corporate Advisors, Mr. Phillips co-founded Janda, Phillips and Garrington (“JPG”), a full service boutique investment banking firm, based in San Diego, California in 1996.  JPG was a NASD-registered broker/dealer and handled financing activities such as bridge funding, private placements, public offering including initial public offerings for companies including Simulations Plus, Inc., Neotherapeutics Inc., ModaCad, Inc., L.L. Nickerbocker, Inc., and Netter Digital, Inc, until it was sold in 1999.  Prior to co-founding JPG, he served as a federal officer on the US government’s Tactical Law Enforcement Team conducting international drug and tactical interdiction operations throughout the world.  Mr. Phillips holds B.S. in Finance from the University of Idaho.

Randall A. Smith.  Mr. Smith joined S3 as its Chief Financial Officer in November 2005.  For more than the past nine years, he was the principal of CFO Innovations that he formed in 1997.  Through CFO Innovations, Mr. Smith assisted companies with all aspects of business development, mergers and acquisitions, fund raising, business restructuring and preparation for exit strategies.  During this period, Mr. Smith served as Vice President, Finance and Operations for Logic Innovations, a digital broadcast software designer and equipment manufacturer, from 2000 to 2002.  From 1990 through 1996, Mr. Smith was the Chief Financial Officer for Winfield Medical, a medical device manufacturing company.  Mr. Smith holds a B.A. in Business Administration from California State University Stanislaus, and is a Certified Public Accountant in the State of California.

Stephen Hallock.  Mr. Hallock is the President of the Aston Organization, Limited, a financial consulting firm, and is the Managing Member of Opus International, LLC., a private investor.  Following the Merger, Opus will own approximately 61% of the outstanding Common Stock of the Company.  Mr. Hallock served as Secretary and Director of Knight Fuller, Inc., a publicly traded Delaware corporation, from July 2004 through August 2005, and as the Chief Executive Officer of Knight Fuller, Inc. from May 2005 through August 2005.  From 1998 through 2001, he served as portfolio manager of Suprafin, Inc., working with derivatives and in the mobile commerce and biotech industries.  He holds a B.S. in Finance from the Robert H. Smith School of Business.

The board of directors does not have standing audit, nominating and compensation committees, or committees performing similar functions.  The reason for the lack of committees is that the board of directors is small in number, and acts in concert on all decisions.  Only one board member, Marius Jordaan, is independent.  All other board members are principal beneficial owners of Common Stock and employees of the Company.

Nominations of directors are made by board motion, seconded by at least one other board member.  Only one board member, Marius Jordaan, is independent.  All other board members are principal beneficial owners of Common Stock and employees of the Company.  The board of directors does not have a policy with regard to the consideration of any director candidates recommended by security holders, and feels it is appropriate because all recommended candidates are considered for nomination.  Any security holders submitting a recommendation to the board of directors for the nomination of a director may do so in a letter addressed to the board of directors, and mailed to the Company’s principal offices, in care of the company president.  There are no particular specific minimum qualifications for a position on the board of directors, other than management experience; and each candidate’s qualifications are evaluated based upon all of the information regarding each candidate presented to the board.  The board evaluates each candidate based upon presentation of the candidate’s resume and an interview by the full board.  There is no difference in the evaluation of any candidate recommended by the board as opposed to a candidate recommended by a security holder.  The Company does not pay a fee to any third party or parties to identify or evaluate any potential director nominees.

The board of directors held five meetings during the last fiscal year.  All directors attended the meetings.  The board of directors’ policy regarding attendance by directors at meetings is that all directors must attend property noticed meetings in person or by telephone.  No director has resigned or declined to stand for re-election to the board of directors because of a disagreement with the company on any matter relating to the company’s operations; policies or practices.

The board of directors’ policy for security holders to send communications to the board of directors is that all such communications must be in writing, addressed to the board of directors, and mailed to the company’s principal offices or delivered by messenger.

PRINCIPAL AND MANAGEMENT STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of the record date and as adjusted to give effect to the Merger, by: (i) each current director and executive officer of the Company, and by each nominee for director and executive officer of the Company; (ii) all directors and executive officers as a group; and (iii) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of the Company's Common Stock. Except as otherwise indicated, the Company believes each of the persons listed below possesses sole voting and investment power with respect to the shares indicated.

	As of November 30, 2005		As Adjusted for Merger
	No. of Shares	% Owned	No. of Shares	% Owned
Opus International, LLC(1) Stephen Hallock(1) , (2) 12753 Mulholland Drive Beverly Hills, CA 9021	5,000,000	15.5%	59,743,217	60.4%
Alanda Family Trust Allen Harington(3)(5) Amanda Harington(3)(5) 563 Old Pretoria Road Midrand, South Africa	4,859,241	15.1%	4,859,241	409%
Marius Jordan(3) 563 Old Pretoria Road Midrand, South Africa	--	--	--	--
Kenneth Dixon(2) 939 University Avenue San Diego, CA 92103	10,000	NA	4,492,233	4.5%
John Phillips(2) 939 University Avenue San Diego, CA 92103	178,000	0.6%	5,671,654	5.7%
Randall A. Smith(2) 939 University Avenue San Diego, CA 92103	--	--	--	--
Executive officers and directors as a group	4,859,241	15.1%	69,907,104	70.4%

__________________________________

(1)

These shares are held by Opus International LLC; Mr. Hallock is the managing member of Opus International, LLC.

(2)

Will become executive officers and directors as of the effectiveness of the Merger.

(3)

Will cease being directors and executive officers as of effectiveness of the Merger.

(4)

Includes 1,915,255 shares that may be acquired upon exercise of options.

(5)

Allen and Amanda Harington are husband and wife.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth, as to each person who served as Chief Executive Officer at any time during the last fiscal year, and as to each of the other persons serving as executive officers as of December 31, 2004 whose compensation exceeded $100,000 during the fiscal year 2004, information concerning all compensation paid for services to the Company in all capacities during the last three fiscal years. There were grants of options to purchase 2,000,000 shares of common stock given to executive officers during the past fiscal year as set forth in the following table.

		Annual Compensation		Long-Term Compensation
Name and Position	Fiscal Year	Salary	Bonus	Restricted Stock Awards	Securities Underlying Options
Allen Harington, CEO	2004	$30,000	-0-	-0-	1,000,000(1)
	2003	$48,320	-0-	-0-	-0-
	2002	$37,500	-0-	-0-	-0-
Amanda Harington, CFO	2004	$50,000	-0-	-0-	1,000,000(1)
	2003	$19,484	-0-	-0-	-0-
	2002	$15,000	-0-	-0-	-0-
Ronald Pienaar, Director	2004	$116,000	-0-	-0-	-0-
	2003	$72,315	-0-	-0-	-0-
Blake Turner, Director	2002	$37,500	-0-	-0-	-0-

(1) Allen and Amanda Harington are the beneficial owners of Alanda Family Trust, which held options to purchase up to 1 million shares of common stock.  Options are no longer outstanding.

S3 and John Phillips have entered into an Employment Agreement dated November 9, 2005 pursuant to which S3 employs Mr. Phillips as President and Chief Technical Officer.  Pursuant to the Employment Agreement, Mr. Phillips receives a salary of $180,000 per year and is eligible for an incentive compensation approved by the Board.  Either Mr. Phillips or S3 may terminate Mr. Phillips’ employment at any time.  If S3 terminates Mr. Phillip’s employment without cause or Mr Phillip’s terminates his employment for “good reason,” as defined, Mr. Phillips’ is entitled to a continuation of salary and health and other insurance benefits for one year following termination.

Option Grants in Last Fiscal Year

Number os Securities Underlying Options	Percent of Total Options Granted to Employees	Exercise Price Expiration Per Share ($) Date

Name

Alanda Family Trust(1)

1,000,000

100%

$0.30

6/30/2010

(1)

Principal beneficiaries of the Alanda Family Trust are Allen Harington, CEO/Director and Amanda Harington, CFO/Director

(2)

As of December 31, 2005, incoming President John Phillips will have the right to the option to purchase up to approximately 1,915,255 shares of common stock at the price of  $.315 per share.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2003, Allen Harington made unsecured advances to us totaling $57,671 for working capital.  The advances were payable on demand at no interest.  They have been repaid.

On or about April 9, 2004, we issued 11,000,000 shares of Common Stock to Celtron Holding, Ltd., an affiliate holding company which held a majority interest of Common S\stock for beneficial owners Opus International, LLC and Allen and Amanda Harington, in exchange for $4,071,922 in costs paid by Celtron Holding for technology development, pursuant to Section 4(2) of the Securities Act of 1933, to sophisticated persons who had access to our financial information.

On July 29, 2004, we issued 350,469 shares to Opus International, LLC, in repayment of $141,231 in debt owed to Opus.  On August 24, 2004, we issued 2,107,830 shares to Celtron Holding, Ltd., in repayment of $703,132 in debt.  The advances were made to Celtron during fiscal year 2004 for working capital.  No interest was due on the advances, which were payable on demand.  Both issuances were made pursuant to Section 4(2) of the Securities Act of 1933, to sophisticated persons who had access to our financial information.

On or about November 18, 2004, we granted options to Alanda Family Trust, an affiliated party, to purchase up to 1,000,000 shares of common stock at $.30 per share.  These options were terminated by mutual agreement between Alanda and Celtron on December 18, 2005.

On November 18, 2004, we granted options to Opus International, LLC to purchase up to 1,000,000 shares of Common Stock at $.30 per share.  Opus exercised the option to purchase 300,000 shares at $90,000 in fiscal year 2004, and the remaining option was terminated by mutual agreement on December 18, 2005.

As of December 31, 2004, Celtron was indebted to Opus International, LLC in the amount of $601,769 for working capital advances.  During the six months ended June 30, 2005, Celtron received an additional advance of $268,498 from Opus, and issued 3,000,000 shares of Common Stock to discharge the total debt.  All advances by Opus were made without interest and were payable on demand.  Both issuances were made pursuant to Section 4(2) of the Securities Act of 1933, to sophisticated persons who had access to our financial information.

Pursuant to an Agreement and Plan of Merger dated October 21, 2005, the Company issued 4,859,241 shares of the Common Stock the Alanda Family Trust and 5,000,000 shares to Opus International, LLC, and transferred shares representing 27.5% of the common stock of Orbtech Holdings, Ltd. the Alanda Family Trust, in exchange for 14,000,000 shares of the Company’s Common Stock, resulting in the retirement of 4,140,759 shares of the Company’s Common Stock.

COMPLIANCE WITH SECTION 16(A) OF EXCHANGE ACT

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10% of our Common Stock to file reports of ownership and changes in ownership of our Common Stock with the Securities and Exchange Commission. Directors, executive officers and persons who own more than 10% of our Common Stock are required by Securities and Exchange Commission regulations to furnish to us copies of all Section 16(a) forms they file.

To our knowledge, based solely upon review of the copies of such reports received or written representations from the reporting persons, we believe that during our 2004 fiscal year our directors, executive officers and persons who own more than 10% of our Common Stock complied with all Section 16(a) filing requirements.

LEGAL PROCEEDINGS

Allen and Amanda Harington have been named as defendants in a case pending in federal court the United States District Court for the District of New Jersey, entitled Jay B. Ross and Protocol Electronics, Inc. v. Celtron International, Inc., Case No. 05-1300, alleging the 1997 breach of a contract allegedly entered into in 1995 between Celtron Holding, Ltd., which called for the issuance of stock of the Celtron Holding, Ltd., in exchange for services.  The complaint alleges causes of actions for breach of contract, promissory estoppel, common law fraud, securities fraud, New Jersey Civil RICO violations and conspiracy, professional negligence against counsel for the Company, professional negligence against the independent accountants for the Company, negligence of officers and directors, and tortious interference with contract.  Management and counsel for the Company believe the action to be totally without merit.

IF YOU HAVE ANY QUESTIONS REGARDING THIS INFORMATION STATEMENT AND/OR THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION, PLEASE CONTACT:

ALLEN HARINGTON, PRESIDENT

CELTRON INTERNATIONAL, INC.

563 Old Pretoria Road

Midrand, South Africa

011-2783-454-7584